Exhibit 99.1

Wearable Devices Ltd. Secures Patent for its AI Gesture-Controlled Interface in China

The new granted patent broadens Wearable Devices global patents portfolio to the Eastern markets

YOKNEAM ILLIT, ISRAEL, May 16, 2024 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (the “Company” or “Wearable Devices”) (Nasdaq: WLDS, WLDSW), a technology growth company specializing in touchless sensing wearables powered by artificial intelligence (“AI”), announced that the China National Intellectual Property Administration granted its patent application, No. CN107589782, titled “Method and Apparatus for a Gesture Controlled Interface for Wearable Devices” (the “Patent”).

This Patent, constituting core intellectual property of the Company, broadens the protection of its revolutionary gesture-controlled interface, designed for use with wearables and other connected devices. By harnessing the power of a wrist-worn band, this interface uniquely detects hand gestures, with a particular focus on pressure-based gestures, allowing users to interact with their devices in an intuitive and seamless manner.

Guy Wagner, Chief Scientist of Wearable Devices, said: “We are strengthening our patent portfolio globally, in parallel with the expansion of the use of various devices requiring this type of intuitive interaction. We believe that increasing our patent portfolio globally better enables us to collaborate with global partners. By integrating sophisticated AI algorithms into our cutting-edge bio-potential sensor technology, we are creating a new way of interacting with technology that feels natural and effortless.”

About Wearable Devices Ltd.

Wearable Devices Ltd. is a growth company developing AI-based neural input interface technology for the B2C and B2B markets. The Company’s flagship product, the Mudra Band for Apple Watch, integrates innovative AI-based technology and algorithms into a functional, stylish wristband that utilizes proprietary sensors to identify subtle finger and wrist movements allowing the user to “touchlessly” interact with connected devices. The Company also markets a B2B product, which utilizes the same technology and functions as the Mudra Band and is available to businesses on a licensing basis. Wearable Devices Is committed to creating disruptive, industry leading technology that leverages AI and proprietary algorithms, software, and hardware to set the input standard for the Extended Reality, one of the most rapidly expanding landscapes in the tech industry. The Company’s ordinary shares and warrants trade on the Nasdaq market under the symbol “WLDS” and “WLDSW”, respectively.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss our technology and its potential benefits, the expansion of the use of various devices requiring our revolutionary gesture-controlled interface, and our belief that increasing our patent portfolio globally better enables us to collaborate with global partners. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our use of proceeds from the offering; the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2023, filed on March 15, 2024 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

Walter Frank
IMS Investor Relations
203.972.9200
wearabledevices@imsinvestorrelations.com